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                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 WOODALL RODGERS FREEWAY
                              DALLAS, TEXAS 75202

                                                                  March 18, 1997

Dear Shareholder:

    Central and South West Corporation ("CSW") is offering to purchase (the "Offer") up to 75,000 shares of each of Central Power and Light Company's ("CPL") 4.20% Cumulative Preferred Stock ($100 par value) (the "4.20% Shares") at a price of $70.39 per 4.20% Share and up to 100,000 shares of CPL's 4.00% Cumulative Preferred Stock ($100 par value) (the "4.00% Shares") at a price of $62.82 per 4.00% Share (together, the "Shares" and each, a "Series of Preferred").

    All of the Shares that are properly tendered (and not withdrawn) will, subject to the terms and conditions set forth in the enclosed Offer to Purchase and the applicable Letter of Transmittal be purchased at the applicable price therefor, net to the selling shareholder in cash. All other Shares that have been tendered and not purchased will be returned to the shareholder.

    If you do not wish to participate in the Offer, you do not need to take any action.

    The Offer is explained in detail in the enclosed Offer to Purchase and applicable Letter of Transmittal. A separate Letter of Transmittal has been prepared for each Series of Preferred and only the applicable Letter of Transmittal may be used to tender Shares for that Series of Preferred. If you want to tender your Shares, the instructions on how to tender Shares are in the enclosed materials. I encourage you to read carefully these materials before making any decision with respect to the Offer.

    The Offer for one Series of Preferred is independent of the Offer for any other Series of Preferred.

    The Offer gives shareholders the opportunity to sell their Shares at a premium over the market price and without the usual transaction costs associated with a market sale.

    The Board of Directors of CPL is currently soliciting proxies to amend a provision of CPL's Restated Articles of Incorporation which limits the amount of unsecured debt CPL may issue. If such amendment is approved and adopted, CPL will make a special cash payment of $0.25 per share to shareholders who voted in favor of such amendment. Preferred Shareholders of record who vote for such amendment will be entitled to such cash payment regardless of whether they have tendered Shares pursuant to the Offer.

    The Company, its Board of Directors and its executive officers make no recommendation to any shareholder as to whether to tender any or all Shares of any Series of Preferred pursuant to the Offer. Shareholders must make their own decision as to whether to tender Shares of any Series of Preferred pursuant to the Offer and, if so, how many Shares to tender.

    Questions about CSW's tender offer should be directed to Goldman, Sachs & Co. at (800) 828-3182 or Smith Barney Inc. at (800) 655-4811.



/s/ Glenn Files
---------------------------------------------
Glenn Files
Executive Vice President
  and Director